                                                                   EXHIBIT 99.1
                                                                   ------------

                                                           Corporate Disclosure
                                                          [English Translation]
                                                                 March 10, 2005


                             REFERENCE MATERIAL FOR
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS




To: Financial Supervisory Commission, Korea Securities Dealers Association and Korea Securities Depositary



Pursuant to Article 191-10 of the Securities Exchange Act of Korea, Article 84-17 of the Directives thereof and Article 73 of the Rules & Regulations for New Rights Issue & Disclosure, hanarotelecom, Inc. (the "Company", "hanarotelecom" or "hanaro") is submitting this shareholder reference material for the annual general meeting of shareholders.




                         Submission Date: March 10, 2005





President & CEO :     YOON, CHANG BUN
Head Office  :        43, Taepyeongno 2-ga, Jung-gu
                      Seoul, Korea 100-733
                      (Tel.) 82-2-6266-5500



                               [GRAPHIC OMMITED]

I. MAJOR ACTIVITIES OF OUTSIDE DIRECTORS AND ISSUES CONCERNING COMPENSATION

1. MAJOR ACTIVITIES OF OUTSIDE DIRECTORS

A. Attendance rate and voting results of the Board of Directors:

                                                                      Name of Outside Directors
------------------------------------------------------------------------------------------------------------------------------------
                                                   NAM,        HONG, SOON     KIM, SIN     PARK, SUNG      KIM, SUN       Wilfried
                                                YOUNG WOO          HO           BAE           KYOU           WOO        Kaffenberger
 No.       Date           Agendum              (Attendance    (Attendance   (Attendance   (Attendance    (Attendance    (Attendance
                                                Rate: 93%)     Rate: 79%)    Rate: 50%)    Rate: 64%)    Rate: 100 %)    Rate: 50%)
----    ---------  -------------------------  -------------  -------------  ------------  ------------  -------------  -------------
                   1. Approval of Business
                      Plan for Year 2004             O              O            O              O              O              O
                   -----------------------------------------------------------------------------------------------------------------
                   2. Approval of Write-off
                      of the Idle Telecom
                      Equipment                      O              O            O              O              O              O
                   -----------------------------------------------------------------------------------------------------------------
                   3. Enactment of the
                      Regulations of
                      Compensation Committees        O              O            O              O              O              O
  70    1/15/2004  -----------------------------------------------------------------------------------------------------------------
                   4. Amendment of the
                      Operating Regulations
                      of the Board of
                      Directors                      O              O            O              O              O              O
                   -----------------------------------------------------------------------------------------------------------------
                   5. Approval of the Total
                      Compensation Limit for
                      the Representative
                      Directors and Officers         O              O            O              O              O              O
------------------------------------------------------------------------------------------------------------------------------------
                   1. Approval of Financial
                      Statements for Year
                      2003                           O              O        Nonattendance      O              O              O
                   -----------------------------------------------------------------------------------------------------------------
                   2. Approval of Business
                      Reports for Year 2003          O              O        Nonattendance      O              O              O
                   -----------------------------------------------------------------------------------------------------------------
                   3. Approval of Investment
                      Ceiling in the Business
                      Plan for Year 2004             O              O        Nonattendance      O              O              O
  71     2/12      -----------------------------------------------------------------------------------------------------------------
                   4. Approval of Internal
                      Transaction Total
                      Amount for Year 2004           O              O        Nonattendance      O              O              O
                   -----------------------------------------------------------------------------------------------------------------
                   5. Convening of the 7th
                      Annual General Meeting
                      of Shareholders                O              O        Nonattendance      O              O              O
------------------------------------------------------------------------------------------------------------------------------------
                   1. Addition of the agenda
                      on the 7th Annual
                      General Meeting of
  72     2/26         Shareholders                   O              O        Nonattendance      O              O       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Amendment of the agendum
                      on the 7th Annual General
  73      3/5         Meeting of Shareholders        O              0            O              O              O       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Nomination of Audit
  74     3/26         Committee Members              O              O           Non             O              O       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Change in location of
  75     4/16         head office                    O              0           Non      Nonattendance         O       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Acquisition of stakes
                      in Hanaro Dream, Inc.          O              0           Non            0              O              O
                   -----------------------------------------------------------------------------------------------------------------
                   2. Amendment of the
  76      6/3         Enforcement of the Code
                      of Ethics                      O              0           Non            0              O              O
                   -----------------------------------------------------------------------------------------------------------------
                   3. Amendment of the Audit
                      Committee Regulations          O              0           Non            0              O              O
------------------------------------------------------------------------------------------------------------------------------------
                   1. Establishing a New
                      Company with
  77     10/5         Contribution in Kind           O              0           Non      Nonattendance        O              O
------------------------------------------------------------------------------------------------------------------------------------



                                                                      Name of Outside Directors
------------------------------------------------------------------------------------------------------------------------------------
                                                  David                     PARK, BYUNG   CHOI, KYUNG     CHO, MIN
                                                  Yeung         Paul Chen        MOO         JOON            LAE         Varun Bery
 No.       Date             Agendum            (Attendance    (Attendance   (Attendance   (Attendance    (Attendance    (Attendance
                                                Rate: 64%)     Rate: 57%)    Rate: 100%)   Rate: 75%)     Rate: 80%)     Rate: 70%)
----    ---------  -------------------------  -------------  -------------  ------------  ------------  -------------  -------------
                   1. Approval of Business
                      Plan for Year 2004             O              O            O              O             Non             Non
                   -----------------------------------------------------------------------------------------------------------------
                   2. Approval of Write-off
                      of the Idle Telecom
                      Equipment                      O              O            O              O             Non             Non
                   -----------------------------------------------------------------------------------------------------------------
                   3. Enactment of the
                      Regulations of
                      Compensation Committees        O              O            O              O             Non             Non
  70    1/15/2004  -----------------------------------------------------------------------------------------------------------------
                   4. Amendment of the
                      Operating Regulations
                      of the Board of
                      Directors                      O              O            O              O             Non             Non
                   -----------------------------------------------------------------------------------------------------------------
                   5. Approval of the Total
                      Compensation Limit for
                      the Representative
                      Directors and Officers         O              O            O              O             Non             Non
------------------------------------------------------------------------------------------------------------------------------------
                   1. Approval of Financial
                      Statements for Year
                      2003                           O              O            O              O             Non             Non
                   -----------------------------------------------------------------------------------------------------------------
                   2. Approval of Business
                      Reports for Year 2003          O              O            O              O             Non             Non
                   -----------------------------------------------------------------------------------------------------------------
                   3. Approval of Investment
                      Ceiling in the Business
                      Plan for Year 2004             O              O            O              O             Non             Non
  71     2/12      -----------------------------------------------------------------------------------------------------------------
                   4. Approval of Internal
                      Transaction Total
                      Amount for Year 2004           O              O            O              O             Non             Non
                   -----------------------------------------------------------------------------------------------------------------
                   5. Convening of the 7th
                      Annual General Meeting
                      of Shareholders                O              O            O              O             Non             Non
------------------------------------------------------------------------------------------------------------------------------------
                   1. Addition of the agenda
                      on the 7th Annual
                      General Meeting of
  72     2/26         Shareholders            Nonattendance  Nonattendance       O              0             Non             Non
------------------------------------------------------------------------------------------------------------------------------------
                   1. Amendment of the
                      agendum on the 7th
                      Annual General Meeting
  73      3/5         of Shareholders         Nonattendance  Nonattendance       O              0             Non             Non
------------------------------------------------------------------------------------------------------------------------------------
                   1. Nomination of Audit
  74     3/26         Committee Members       Nonattendance  Nonattendance       O             Non             0       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Change in location of
  75     4/16         head office             Nonattendance  Nonattendance       O       Nonattendance         O       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Acquisition of stakes
                      in Hanaro Dream, Inc.          O              0            0             Non             O              O
                   -----------------------------------------------------------------------------------------------------------------
                   2. Amendment of the
  76      6/3         Enforcement of the Code
                      of Ethics                      O              0            0             Non             O              O
                   -----------------------------------------------------------------------------------------------------------------
                   3. Amendment of the Audit
                      Committee Regulations          O              0            0             Non             O              O
------------------------------------------------------------------------------------------------------------------------------------
                   1. Establishing a New
                      Company with
  77     10/5         Contribution in Kind           O              0            0             Non             O              O
------------------------------------------------------------------------------------------------------------------------------------

                                                                     Name of Outside Directors
------------------------------------------------------------------------------------------------------------------------------------
                                                   NAM,        HONG, SOON    KIM, SIN     PARK, SUNG      KIM, SUN       Wilfried
                                                YOUNG WOO          HO           BAE           KYOU          WOO         Kaffenberger
 No.       Date           Agendum              (Attendance    (Attendance   (Attendance   (Attendance    (Attendance    (Attendance
                                                Rate: 93%)     Rate: 79%)    Rate: 50%)    Rate: 64%)    Rate: 100 %)    Rate: 50%)
----    ---------  -------------------------  -------------  -------------  ------------  ------------  -------------  -------------

                   1. Convening of an
                      Extraordinary General
  78     10/29        Meeting of Shareholders        O       Nonattendance      Non      Nonattendance         O            O
------------------------------------------------------------------------------------------------------------------------------------
                   1. Approval of WiBro License
  79     11/26        Application                    O       Nonattendance      Non      Nonattendance         O       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Approval of Korea
  80     12/6         Thrunet Co., Ltd.
                      Equity Acquisition      Nonattendance         0           Non      Nonattendance         O              0
                   -----------------------------------------------------------------------------------------------------------------
                   2. Partial Amendment of
                      Senior Secured Credit
                      Facility Agreement      Nonattendance         0           Non      Nonattendance         O              0
                   -----------------------------------------------------------------------------------------------------------------
                   3. Approval of Business
                      Plan for Year 2005      Nonattendance         0           Non      Nonattendance         O              0
                   -----------------------------------------------------------------------------------------------------------------
                   4. Disposal of Equity
                      in Hanaro Web&TV
                      Co., Ltd. and
                      Mediaholdings, Inc.     Nonattendance         0           Non      Nonattendance         O              0
------------------------------------------------------------------------------------------------------------------------------------
                   1. Aproval of Global
  81   1/12/2005      Bond Issue                     0       Nonattendance      Non             O              0       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Approval of signing the
                      Acquisition and
                      Investment Agreement of
                      Korea Thrunet Co., Ltd.        O              O           Non             O              O       Nonattendance
                   -----------------------------------------------------------------------------------------------------------------
                   2. Approval of acquiring
                      new shares of Korea
                      Thrunet Co. Ltd.               O              O           Non             O              O       Nonattendance
                   -----------------------------------------------------------------------------------------------------------------
                   3. Approval of acquiring
                      corporate bonds of
                      Korea Thrunet Co., Ltd.        O              O           Non             O              O       Nonattendance
                   -----------------------------------------------------------------------------------------------------------------
  82     2/ 3      4. Approval of Financial
                      Statements for Year 2004       O              O           Non             O              O       Nonattendance
                   -----------------------------------------------------------------------------------------------------------------
                   5. Approval of Business
                      Reports for Year 2004          O              O           Non             O              O       Nonattendance
                   -----------------------------------------------------------------------------------------------------------------
                   6. Approval of Internal
                      Transaction Total
                      Amount for Year 2005           O              O           Non             O              O       Nonattendance
                   -----------------------------------------------------------------------------------------------------------------
                   7. Amendment of Internal
                      Accounting Management
                      Regulations                    O              O           Non             O              O       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Convening of the 8th
                      Annual General Meeting
  83     2/ 25        of Shareholders                X              O           Non             O              O              0
                   -----------------------------------------------------------------------------------------------------------------
                   2. Approval of the Total
                      Compensation Limit for
                      Officers                       O              O           Non             O              O              0
------------------------------------------------------------------------------------------------------------------------------------





                                                                     Name of Outside Directors
------------------------------------------------------------------------------------------------------------------------------------
                                                  David                     PARK, BYUNG   CHOI, KYUNG     CHO, MIN
                                                  Yeung         Paul Chen        MOO         JOON            LAE         Varun Bery
 No.       Date             Agendum            (Attendance    (Attendance   (Attendance   (Attendance    (Attendance    (Attendance
                                                Rate: 64%)     Rate: 57%)    Rate: 100%)   Rate: 75%)     Rate: 80%)     Rate: 70%)
----    ---------  -------------------------  -------------  -------------  ------------  ------------  -------------  -------------
                   1. Convening of an
                      Extraordinary General
  78     10/29        Meeting of Shareholders        O       Nonattendance       0             Non             0       Nonattendance
------------------------------------------------------------------------------------------------------------------------------------
                   1. Approval of WiBro License
  79     11/26        Application                    O              0            0             Non       Nonattendance        O
------------------------------------------------------------------------------------------------------------------------------------
                   1. Approval of Korea
                      Thrunet Co., Ltd.
                      Equity Acquisition             O              0            0             Non       Nonattendance        O
                   -----------------------------------------------------------------------------------------------------------------
                   2. Partial Amendment of
                      Senior Secured Credit
  80     12/6         Facility Agreement             O              0            0             Non       Nonattendance        O
                   -----------------------------------------------------------------------------------------------------------------
                   3. Approval of Business
                      Plan for Year 2005             O              0            0             Non       Nonattendance        O
                   -----------------------------------------------------------------------------------------------------------------
                   4. Disposal of Equity
                      in Hanaro Web&TV
                      Co., Ltd. and
                      Mediaholdings, Inc.            O              0            0             Non       Nonattendance        O
------------------------------------------------------------------------------------------------------------------------------------
                   1. Aproval of Global
  81   1/12/2005      Bond Issue                     O              0            0             Non             O              O
------------------------------------------------------------------------------------------------------------------------------------
                   1. Approval of signing
                      the Acquisition and
                      Investment Agreement
                      of Korea Thrunet
                      Co., Ltd.               Nonattendance         O            0             Non             -              0
                   -----------------------------------------------------------------------------------------------------------------
                   2. Approval of acquiring
                      new shares of Korea
                      Thrunet Co. Ltd.        Nonattendance         O            0             Non             -              0
                   -----------------------------------------------------------------------------------------------------------------
                   3. Approval of acquiring
                      corporate bonds of
                      Korea Thrunet
                      Co., Ltd.               Nonattendance         O            0             Non             -              0
                   -----------------------------------------------------------------------------------------------------------------
  82     2/3       4. Approval of Financial
                      Statements for
                      Year 2004               Nonattendance         O            0             Non       Nonattendance        0
                   -----------------------------------------------------------------------------------------------------------------
                   5. Approval of Business
                      Reports for Year 2004   Nonattendance         O            0             Non       Nonattendance        0
                   -----------------------------------------------------------------------------------------------------------------
                   6. Approval of Internal
                      Transaction Total
                      Amount for Year 2005    Nonattendance         O            0             Non       Nonattendance        0
                   -----------------------------------------------------------------------------------------------------------------
                   7. Amendment of Internal
                      Accounting Management
                      Regulations             Nonattendance         O            0             Non       Nonattendance        0
------------------------------------------------------------------------------------------------------------------------------------
                   1. Convening of the 8th
                      Annual General Meeting
  83     2/ 25        of Shareholders                0       Nonattendance       O             Non             0              0
                   -----------------------------------------------------------------------------------------------------------------
                   2. Approval of the Total
                      Compensation Limit for
                      Officers                       0       Nonattendance       O             Non             0              0
------------------------------------------------------------------------------------------------------------------------------------

(o: Agree, x: Do not agree, Non: not a member of the Board of Directors at the time of the meeting, and - : others)

Note1) Agenda 1 ~ 3 of the 82nd BOD Meeting were approved on the condition that the limits of hanarotelecom's liabilities under the termination clauses of the Agreement be clarified.

Note2) Director CHO, MIN LAE left after Agenda 1 to 3 were presented at the 82nd
       BOD Meeting.

Note3) Director NAM, YOUNG WOO objected at the 83rd BOD meeting to the agendum
       1. Amendment of the Articles of Incorporation for 8th Annual General Meeting of Shareholders.

o    Summary of Major Opinions:

     70th BOD Meeting

     - Director PARK, BYUNG MOO and David Yeung commented that they are content with the Company's revenue and EBITDA target for 2004. As for CAPEX, however, they suggested approving only the maximum CAPEX amount for the first quarter and undertake another review on the CAPEX for the rest of the year.

     71st BOD Meeting

     - As per the AGM agenda, with respect to the approval of the ceiling amount of remuneration for directors, Director PARK, SUNG KYOU suggested reducing the ceiling amount from KRW2.5 billion to KRW2.0 billion because; 1) the number of directors decreased and 2) it is a good chance to demonstrate to shareholders the positive development of the new management.

     82nd BOD Meeting

     - As proposed by Director Paul Chen, the Board of Directors adopted the Agendum, 'Approval of signing the Acquisition and Investment Agreement of Korea Thrunet Co., Ltd.' was approved on the condition that the limits of hanarotelecom's liabilities under the termination clauses of the Agreement be clarified.

     83rd BOD Meeting

     - Regarding Agendum 3 'Amendment of the Articles of Incorporation' for 8th Annual General Meeting of Shareholders, Director NAM, YOUNG WOO objected, citing a reason that there is no need to limit qualification of directors given the responsibility of a director.

     - Director PARK, BYUNG MOO proposed that limit on qualification of director should be eased by deleting 'the former standing officers or employee who served at such companies within the last 3 years.'

     - With respect to the proposed modification of Director PARK, BYUNG MOO, the Chairman, YOON, CHANG BUN proposed to revise 'a standing officer or employees of any other company belonging to the same business group' into 'an officer or employee of any other company belonging to the same business group'.

B.   The activities of the outside directors in any committees

     1)   Audit Committee

          -    Members of Audit Committee

               Name                       Position                    Remarks
         ---------------              ----------------               --------
         PARK, SUNG KYOU              Outside Director               Chairman
           KIM, SUN WOO               Outside Director                   -
         PARK, BYUNG MOO              Outside Director                   -

          -    Major Activities of Audit Committee

                       Date                                                                      Approved/
          No.       (MM/DD/YY)                              Agenda                               Rejected
          ----------------------------------------------------------------------------------------------------
          20         3/11/2004     |X|   Item 1. Appointment of the Chairman of Audit            All approved
                                         Committee
                                         (Audit Committee Chairman : Park, Sung-kyou)
                                   |X|   Item 2. Reviewing and approval of the 2004
                                         Regular Audit Plan(proposal)
                                   |X|   Item 3. Approval of the 2003 Financial Audit
                                         Report(proposal)
                                   |X|   Item 4. Reviewing and approval of the                   as proposed
                                         evaluation report of internal accounting
                                         management system for 2003(proposal)
          ----------------------------------------------------------------------------------------------------
          21         4/14/2004     |X|   Report material incidents in relation to the            Presented as
                                         criminal responsibilities                               proposed
          ----------------------------------------------------------------------------------------------------
          22         7/9/2004      |X|   Item 1. Reviewing and amendment of Audit                Approved
                                         Committee Regulations(proposal)
          ----------------------------------------------------------------------------------------------------

                                   Report
                                   |X|   Report on the results of the special audit on
                                         Corporate Sales Headquarters for the 2nd half of
                                         2004
                                   Agenda                                                        Presented as
                                   |X|   Item 1: Reviewing and approval of 2005                  proposed
          23        12/23/2004           Regular Audit Plan(Proposal)
                                   |X|   Item 2: Reviewing and approval of evaluation
                                         on the operation of internal accounting management      All approved
                                         system for the 1st half of 2004(proposal)               as proposed
                                   |X|   Item 3: Reviewing and approval of the plan
                                         for entering into an outsourced service contract
                                         with outside auditors(proposal)
          ----------------------------------------------------------------------------------------------------

                       Date                                                                      Approved/
          No.       (MM/DD/YY)                              Agenda                               Rejected
          ----------------------------------------------------------------------------------------------------
                                   Report
                                   |X|   Report on the results of the audit on
                                         Corporate Sales Headquarters
                                   |X|   Report on the results of special audit
                                         conducted on distributors
                                   |X|   Report on investigation results into the leak           All presented
                                         of internal documents
                                   |X|   Report on investigation into the bribery
                                         involving suppliers of CID handsets/promotional
                                         items
                                   |X|   Report on the ways to raise the officers and
                                         employees' ethics awareness and measures to
                                         improve transaction practices with suppliers

          24         3/10/2005     Agenda
                                   |X|   Item 1: Reviewing and approval of the results
                                         of regular audits conducted on Gyungbuk/
                                         Metropolitan South branch offices(proposal)
                                   |X|   Item 2: Reviewing and approval of the
                                         Accounting Audit Report for 2004(proposal)
                                   |X|   Item 3: Reviewing and approval of the                   All approved
                                         evaluation of internal accounting management            as proposed
                                         system for the 2nd half of 2004(proposal)
                                   |X|   Item 4: Approval of the appointment of
                                         outside auditors(proposal)
                                   |X|   Item 5: Reviewing and approval of outsourced
                                         service contracts with outside auditors
          ----------------------------------------------------------------------------------------------------

2)   Outside Director Candidate Nominating Committee

     -    Members of Outside Director Candidate Nominating Committee

              Name                          Position                     Remarks
         --------------                     --------                    --------
          KIM, SUN WOO                  Outside Director                Chairman
        PARK, BYUNG MOO                 Outside Director                    -
          David Yeung                Non-standing Director                  -


     -    Major Activities of Outside Director Candidate Nominating Committee

                    Date                                                                         Approved /
        No.      (MM/DD/YY)                              Contents                                 Rejected
        ------------------------------------------------------------------------------------------------------
         5       2/12/2004    [X]   Item 1. Appointment of the chairman of the outside           All approved
                                    director candidate nominating committee                      as proposed
                              [X]   Item 2. Nomination of outside director candidate
        ------------------------------------------------------------------------------------------------------
         6       2/26/2004    [X]   Item 1. Nomination of outside director candidate             Approved
                                                                                                 as proposed
        ------------------------------------------------------------------------------------------------------
         7        3/5/2004    [X]   Item 1. Nomination of outside director candidate             Approved
                                                                                                 as proposed
        ------------------------------------------------------------------------------------------------------


3)   Compensation Committee

     -    Members of Compensation Committee

          o    President's Compensation Committee

                    Name                        Position                Remarks
           ----------------------         ---------------------         -------
              PARK, BYUNG MOO               Outside Director            Chairman
                David Yeung               Non-standing Director            -
                 Paul Chen                  Outside Director               -
           Wilfried Kaffenberger          Non-standing Director            -

          o    Officers' Compensation Committee

                    Name                             Position                           Remarks
           ---------------------               ----------------------                   -------
                David Yeung                    Non-standing Director                    Chairman
              YOON, CHANG BUN                 Representative Director                      -
              PARK, BYUNG MOO                    Outside Director                          -
                 Paul Chen                       Outside Director                          -
           Wilfried Kaffenberger               Non-standing Director                       -

     -    Major Activities of Compensation Committee

                                          Date                                                        Approved /
                      No.              (MM /DD/YY)                     Contents                        Rejected
           --------------------------------------------------------------------------------------------------------
           The 1st Officers'            1/15/2004    |X|  Item 1. Approval of the                      Approved
           Compensation Committee                         compensation plan for the officers           as proposed
           --------------------------------------------------------------------------------------------------------
                                        2/12/2004    |X|  Item 1. Determination of                     All approved
           The 2nd President's                            incentive program for the President
           Compensation Committee                    |X|  Item 2. Confirmation of the stock
                                                          option program for the President(proposal)   as proposed
           --------------------------------------------------------------------------------------------------------
                                        2/12/2004    |X|  Item 1. Determination of the                 All approved
           The 2nd Officers'                              officers' incentive program
           Compensation                              |X|  Item 2. Determination of the
           Committee                                      stock option program for the
                                                          officers(proposal)                           as proposed
           --------------------------------------------------------------------------------------------------------
           The 3rd President's         10/29/2004    |X|  Item 1. Determination of the                 Approved
           Compensation Committee                         stock option program for the                 as proposed
                                                          President(proposal)
           --------------------------------------------------------------------------------------------------------
           The 3rd Officers'           10/29/2004    |X|  Item 1. Determination of the                 Approved
           Compensation Committee                         stock option program for the                 as proposed
                                                          officers(proposal)
           --------------------------------------------------------------------------------------------------------
                                                     |X|  Item 1. Compensation plan for the
           The 4th Officers'                              officers(proposal)                           All approved
           Compensation Committee       2/25/2005    |X|  Item 2. Plan for granting stock              as proposed
                                                          option rights to the officers(proposal)
           --------------------------------------------------------------------------------------------------------


2.   COMPENSATION FOR OUTSIDE DIRECTORS AND OTHERS
                                                                     (Unit: KRW)

                                                                     Amount approved
                                No. of              Total                  at a            Average payment per
                                persons          amount paid       shareholders' meeting         person
-------------------------------------------------------------------------------------------------------------
         Director                  5             600,693,890                                   120,138,778
------------------------------------------------------------------                        -------------------
     Outside Director              3                  -                2,000,000,000                     -
------------------------------------------------------------------                        -------------------
Member of Audit Committee          3              81,677,420                                    27,225,807
-------------------------------------------------------------------------------------------------------------

Note 1) The above stated 'Total amount paid' and 'Average payment per person' do not include the provision for severance and retirement benefits, but 'Amount approved at a shareholders' meeting' does.

Note 2) The above figures are as of December 31, 2004.

II. TRANSACTIONS WITH MAJOR SHAREHOLDERS AND AFFILIATES

1. SIGNIFICANT SINGLE TRANSACTIONS IN 2004

                                                                                           (Unit: KRW billion)

            Type of Transaction                    Party           Transaction Period    Amount          Ratio
   ------------------------------------------------------------------------------------------------------------
   Consignment of customer services          Hanaro T&I, Inc.          1/1/2004 -         34.5           2.40%
   Customer retention                           (Affiliate)            12/31/2004
   Subscriber attraction
   ------------------------------------------------------------------------------------------------------------
   Internet service consignment
   Provision of hosting services             HanaroDream, Inc.         1/1/2004 -         16.9           1.18%
   Buying agent                                 (Affiliate)            12/31/2004
   ------------------------------------------------------------------------------------------------------------
   Consignment of building maintenance
   Communication facilities management         Hanaro Realty
   PABX operation                              Development &           1/1/2004 -         20.8           1.45%
   Maintenance of rental equipment to      Management Co., Ltd.        12/31/2004
   subscribers                                  (Affiliate)
   ------------------------------------------------------------------------------------------------------------

Note 1) The ratios are calculated based on transaction amount to revenues.

III. BUSINESS INFORMATION

1. INTRODUCTION

A. Current status of the industry

   o Characteristics of the industry

     The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line communication services and Internet services as well as local, domestic long-distance and international telephony services.

     Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered a national infrastructure. However, since the 1980s, many advanced countries have introduced competition into the industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, rapid privatization and liberalization have been recent trends.

     In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line communications services and upgrading local loops is one of the most important tasks in building a knowledge-based information society.

     In the 1980s, KT Corp.("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation ("Dacom") over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to hanarotelecom to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

     Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market was opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, Internet-based informatization is progressing rapidly and various multimedia services are emerging.

     Going forward, the telecommunications industry is expected to witness a substitution of fixed line by the wireless, convergence of wireline and the wireless services and dramatic increase in the demand for wired and wireless data communication. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment amid fierce competition and encroachment of the fixed-line market by mobile phone services. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem had experienced rapid growth by early 2003. However, as the market reached its maturity, the growth has slowed.

     With the sophistication of mobile communication infrastructure, development of various functions for mobile phones and advancement of handsets, mobile phones are now used for various purposes. It is utilized not only to make calls, but also to communication information through wireless access to the Internet.

     MAJOR TELECOMMUNICATIONS SERVICE PROVIDERS IN KOREA

                                                     Number of
                     Service                      Service Provider                Service Provider
       ---------------------------------------- --------------------- --------------------------------------------
               Local Telephony Service                    3           hanarotelecom, KT, Dacom
           Long Distance Telephony Service                5           hanarotelecom, KT, Dacom, Onse Telecom, SK Telink
           International Telephony Service                5           hanarotelecom, KT, Dacom, Onse Telecom, SK Telink
                    Mobile Service                        1           SK Telecom
                         PCS                              2           KTF, LG Telecom


       The characteristics of and changes in the Korea's telecommunications industry can be summarized as follows:

       - Internet and mobile phone services are leading the changes in the telecommunications industry.

          o Due to increasing Internet use, demand for data traffic has grown significantly.

          o Due to the drastic growth of the mobile phone market, the era of personal mobile communications was ushered in.

               * As of January 2005, mobile subscribers reached 36,705 thousand. (Source: the Ministry of Information and Communication)

       -  Convergence of communications and broadcasting services

          o Voice-oriented communications networks are upgraded into advanced networks enabling real-time transmission of multimedia video imagery.

               * Last mile networks have evolved from traditional telephony networks to broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL).

          o The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided simultaneously over the same networks.

       -  Convergence of fixed line and wireless communications

          o Wireless broadband Internet services can be provided through the 2.3GHz frequency.

          o Multiple services can be provided over the same networks, and whether a service provider owns the network facilities will decide the significance of its presence in the market in the future.

       -  Liberalization and globalization of the communications market

          o The WTO has introduced competitions that transcend national boarders.

          o Numerous business partnerships and alliances are formed between communications service providers globally while alliances, mergers and acquisitions are seen everywhere in the industry.

               * Companies pursue competitiveness enhancement by realizing economies of scale and scope.

       -  Cost reduction and development of new technology

          o Due to continued competition, efforts to develop new technologies and services are stepped up.


          o Changes in demand and the rapid growth of data communications market lead to an drastic price cut.

   o Growth potential of the industry

     Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is one of the fastest growing industries. In 2003, it recorded revenues of KRW208.8 trillion, up from KRW188.0 trillion in 2002. The growth is expected to continue to record KRW372.7 trillion in revenues by 2008. (Source: Korea Information Society Development Institute)

    TELECOM INDUSTRY REVENUE OUTLOOK

                                                                                              (Unit: KRW trillion, %)

                                                                                                         Average
                                                                                                         Growth
                                   2004           2005          2006           2007          2008         Rate
                               -------------- ------------- -------------- ------------- ------------- --------------
         IT services                45.9          48.6           50.9          53.3          55.4           5.1
         IT equipments             167.7         196.3          223.6         254.1         281.1          14.0
         Software                   21.7          24.3           27.7          31.6          36.1          12.8
                                 -------       -------        -------       -------       -------       -------
         Total                     235.3         269.2          302.2         339.0         372.7          12.3
                                 =======       =======        =======       =======       =======       =======
         Growth Rate                12.7          14.4           12.3          12.2           9.9

         Note 1) Source: The Korea Information Society Development Institute
         Note 2) The above-mentioned average growth rates are the average rates from 2003 to 2008.

     Network services market was worth KRW28.2 trillion in 2003. The market size is forecasted to be valued at KRW32.6 trillion in 2008 with average annual growth rate of 3.0%. (Source: Korea Information Society Development Institute)

       -  Growth potential of the industry as a whole

          After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to be on a stable growth curve. The value-added communications industry, which is at a relatively early stage of growth, is expected to continue experiencing high growth.

          With the dismantling of a monopoly and introduction of greater competition, the industry has dependant on natural growth rate resulting from the slowdown in residential subscriber churn and the number of corporate subscribers increased by economic development. The Korean telecommunications service market at the end of 2003 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 48.0% by 2008, which represents a limited growth of CAGR 0.3%. (Source: the Ministry of Information and Communication, Korea Information Society Development Institute)

          Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled since 1990 on a yearly basis. As the mobile communications market reached its maturity toward the end of 2003, the growth appeared to be limited.

          Meanwhile, thanks to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average annual growth rate of over 8.2% over the 2003-2008 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).

    OUTLOOK FOR TELECOMMUNICATION SERVICE REVENUES IN KOREA


                                                                                        (Unit: KRW billion, %)

                                                                                                       Average
                                                                                                       Growth
              Description             2004         2005          2006         2007          2008         Rate
       ------------------------- ------------- ------------ ------------- ------------ ------------- ------------
        Facility-based Service      29,360.5     30,429.0      31,267.8     32,054.1      32,574.0       3.0
       Special Category Service      1,778.2      1,988.0       2,203.6      2,361.6       2,462.9       9.8
         Value-added Services        3,630.0      3,936.0       4,191.4      4,530.5       4,938.6       8.2
             Broadcasting           11,154.6     12,221.3      13,265.1     14,330.7      15,459.3       8.7
                                   ---------    ---------     ---------    ---------     ---------    ------
                 Total              45,923.3     48,574.5      50,927.9     53,276.9      55,434.8       5.1
                                   =========    =========     =========    =========     =========    ======
             Growth rate             6.3           5.8          4.8           4.6          4.1

         Note 1) Source: The Korea Information Society Development Institute

         Note 2) The above-mentioned average growth rates are the average rates from 2003 to 2008.



    OUTLOOK FOR REVENUES OF FACILITY-BASED SERVICE


                                                                                         (Unit: KRW billion, %)

                                                                                                       Average
                                                                                                       Growth
           Description          2004          2005           2006          2007          2008           Rate
       -------------------- ------------- -------------- ------------- ------------- -------------- -------------
           Fixed Line           12,897.2       13,310.8      13,625.7      13,995.6       14,218.4      2.6
            Wireless            16,463.3       17,118.2      17,642.1      18,058.5       18,355.6      3.2
                               ---------      ---------     ---------     ---------      ---------      ---
              Total             29,360.5       30,429.0      31,267.8      32,054.1       32,574.0      3.0
                               =========      =========     =========     =========      =========      ===
           Growth Rate          4.2            3.6           2.8           2.5            1.6


         Note 1) Source: The Korea Information Society Development Institute

         Note 2) The above-mentioned average growth rates are the average rates from 2003 to 2008.

   o Growth potential of data communications market including Internet services

     As the Internet services position itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is rapidly growing. The increasing demand for broadband Internet access, high-speed networking and Internet application services are the primary reasons for the rapid expansion of the data communications market.

     Demand for Internet services in Korea grew by over 200% in the late 1990s and approximately 10% in 2002, which led to market maturity. In light of the rapid growth of data communication, both data and voice traffic increased to a similar extent in 2001, and voice traffic would increase by 15 times in 2010.

     Meanwhile, the number of broadband Internet subscribers in Korea is expected to grow by about 3.2% from 2003 to 2008. (Source: The Korea Information Society Development Institute)

     BROADBAND INTERNET SUBSCRIBER FORECAST


                                                                                    (Unit: thousand persons, %)

                    Description              2003         2004        2005         2006         2007         2008
            ----------------------------- ------------ ----------- ------------ ------------ ------------ ------------
              Broadband Internet users         12,089      13,056       13,611       14,078       14,278       14,160
                    Growth rate                  14.8         8.0          4.3          3.4          1.4         -0.8

         Source: the Ministry of Information and Communication, The Korea
                 Information Society Development Institute(KISDI)

         -    Special features of changes in economic conditions

               The local telephony service market has little been affected by changes in the general economic conditions amid the recent expansion of the communications market. Already having reached a maturity stage, the local telephony service market has been stabilized. However, Internet-related services are affected more by changing market conditions than less voice service.

         -    Competition factors

                  Business          Competition       Competitor            Entry Barrier               Factors
            --------------------- ---------------- ----------------- ---------------------------- --------------------
              Local Telephony        Oligopoly     KT, Dacom         License from the MIC         Quality, Price,
                  Service                                            (Telecommunications          Advertisement
                                                                     Business Law)

                High Speed           Oligopoly     KT, Thrunet &     License to the MIC           Quality, Speed,
                Data Access                        others            (Telecommunications          Price
                  Service                                            Business Law)


         -    Special features in resource procurement

               Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

         -    Relevant laws and regulations

               The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.


B) Current Status of the Company

   o Business outlook and portfolio

     -    Business Outlook

          o    Overview

               The year 2004 was a year when public consumption was depressed by a number of factors including surging oil prices, the continued weak U.S. dollar and sluggish consumer consumption caused by the extended lackluster economy. On the other hand, Korea achieved a modest economic growth of less than 5% due to a recovery in export of several business areas such as semiconductor and automobile business.

               The telecom industry is witnessing the stepped-up advancement of local CATV system operators(SOs) into the broadband Internet market, plus overheated competition among voice service providers fueled by stagnated growth of wired and wireless telephony markets resulted from market saturation and number portability.

               hanarotelecom is providing services in a total of 83 cities and 51 counties as of January 2005. It has a total of 4.16 million customers, including 2.73 million broadband subscribers and 1.42 million voice subscriber lines.

               In 2004, hanarotelecom posted a healthy 4.4% growth year on year to record 1trillion 4.365billion won in revenues. EBITDA increased by 10.4% to reach 552 billion won and operating profits by 51.6% to 114 billion won, indicating a dramatic profitability improvement. In particular, the Company entered into the track of profit-generating management by posting its first net income of
               10.5 billion won since its commercial service launch.

          o    Expansion of Network

               In order to develop the Company into an integrated telecommunication business equipped with the capacity to provide broadband multimedia services, hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of 2004, the total length of fiber optic cable is 24,480km (including leased network) in 83 cities, which enabled provision of Internet services to 12.14 million households and voice service to 9.9 million households, allowing the households in the overlapped areas. By types of last-mile, our FTTx network covers approximately 4.31 million households while our HFC network covers 8.45 million.

          o    Business Performance

               -    Broadband Internet

               Saturation of the broadband market and intensifying competition among non-incumbent Internet service providers resulted in a minor growth rate of the market in 2004. However, hanarotelecom ranked first in customer service satisfaction surveys conducted by organizations such as the Korea Productivity Center and the Korea Standards Association for years. The result helped reduce the company's churn rate compared to 2003. Furthermore, by strengthening partnership with CATV SOs and ROs, the company attempted to avoid excessive competition, while laying the foundation to offer triple play service (TPS) combining broadband Internet, voice and broadcasting services. As of January 2005, the Company is offering TPS in 83 cities and 51 counties, with
               2.73 subscribers in total.

               -    Voice

               hanarotelecom stepped up its sales activities by taking advantage of nationwide implementation of FNP in July and commercialization of digital telephony in December 2004. The efforts dramatically increased market share of the company's voice business from 4.4% in 2003 to 6.2% in 2004 and helped the company lay the groundwork for effective competition. In particular, hanarotelecom ventured into long-distance and international call businesses in July 2004 and has offered various value-added services to further solidify the foundation of its voice business. The Company currently has
               1.42 million subscribers as of January 2005.

               -    Leased Line

               Amid the sluggish domestic economy, the markets for corporate communication service stagnated. As a result, the competition heated up excessively among communication service providers, forcing them to experience a business environment more unfavorable than any other years. hanarotelecom, however, has systematically manage its customer management process by securing the information on users and improving its customer database. Such an effort laid the foundation for the company to offer more advance services than rivals.

          o    Financing

               In 2004, the Company raised approximately 360.9 billion won in total including 304.2 billion won of syndicated loan, 19 billion won in Information Promotion Fund loan and 37.7 billion won of vendor financing. On February 1, 2005, the Company issued senior unsecured notes overseas to finance 503 billion won.

          o    Business Plan for 2005

               -    Strengthening of competitiveness

               To strengthen competitiveness, hanarotelecom would offer differentiated values to customers and turn the competitive structure of its markets more favorable to its businesses by acquiring Thrunet and solidifying the ties with its business partners.

               -    Innovation of operational capability

               hanarotelecom would adopt marketing and sales techniques that are suitable for the market maturation stage. To dramatically improve profitability, the company would also enhance its operational capability by innovating organizations that directly serve customers to make them low-cost but highly efficient distributors.

               -    Identifying new growth engines

               To transform itself into a comprehensive communication service provider covering voice, data, wired/wireless and broadcasting services, hanarotelecom would secure the foundation for its future strategic businesses by venturing into the fields of new businesses such as WiBro and broadband TV, and identify businesses models for broadband convergence network (BcN) and home network businesses by further sophisticating existing services.

          o    Classification of business areas for public disclosure

     -    Methods and Purpose of Classifying Business Lines

          Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of hanarotelecom, our business is categorized into high-speed Internet access, telephony and other businesses.

          High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

          Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

          Other business includes leased line, VoIP, Internet Data Center and contents offering.

          o    Service Description by Business Area

                 Business                   Services                                  Remark
           --------------------- -------------------------------- ------------------------------------------------
           Broadband Internet    VDSL, ADSL, Cable Modem,         Broadband Internet access, Broadband Internet
           Access                Wireless                         access + telephony

           Telephony             Telephony, Value-added services  Local call, domestic long-distance/
                                                                  international call, Interconnection among
                                                                  carriers

                                 Leased line                      Leased line, Internet-dedicated
                                 VoIP Network Services            Network and equipment services to VoIP service
           Others                                                 providers
                                 IDC                              Server hosting and others
                                 Contents                         Internet contents


   o Market Share

     -    Broadband Internet Subscribers (Unit : Subscribers)


                                                                     As of the end of
        --------------------------------- ------------------------------------------------------------------------
                Service Provider                    2002                    2003                    2004
        --------------------------------- ----------------------- ----------------------- ------------------------
                 hanarotelecom                       2,872,351               2,725,563                2,748,934
                       KT                            4,922,395               5,589,058                6,077,694
                    Thrunet                          1,301,620               1,293,364                1,287,916
                     Others                          1,309,120               1,570,514                1,806,895
                                                   -----------             -----------              -----------
                     Total                          10,405,486              11,178,499               11,921,439
                                                   ===========             ===========              ===========

            Note 1) Source: Ministry of Information and Communication

            Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

     -    Broadband Internet Market Share


                                                                                                    (Unit : %)
                                                     As of the end of
        --------------------------------- ------------------------------------------------------------------------
                Service Provider                   2002                    2003                    2004
        --------------------------------- ----------------------- ----------------------- ------------------------
                 hanarotelecom                     27.6                    24.4                    23.1
                       KT                          47.3                    50.0                    51.0
                    Thrunet                        12.5                    11.6                    10.8
                    Others                         12.6                    14.0                    15.1


            Note 1) Source: Ministry of Information and Communication

            Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

     -    Local Telephony Lines


                                                                                      (Unit : Subscriber Lines)
                                                                     As of the end of
                                          ------------------------------------------------------------------------
                                                   2002                    2003                    2004
                                          ----------------------- ----------------------- ------------------------
                 hanarotelecom                       1,024,599               1,001,381                1,413,273
                       KT                           22,526,610              21,875,638               21,457,342
                                                   -----------             -----------              -----------
                     Total                          23,551,209              22,877,019               22,870,615
                                                   ===========             ===========              ===========

            Note) Source: Ministry of Information and Communication

     -    Local Telephony Market Share



                                                                                                    (Unit : %)
                                                     As of the end of
        --------------------------------- ------------------------------------------------------------------------
                 Service Provider                 2002                    2003                    2004
        --------------------------------- ----------------------- ----------------------- ------------------------
                 hanarotelecom                     4.4                     4.4                      6.2
                       KT                         95.6                    95.6                     93.8

            Note) Source: Ministry of Information and Communication

   o Characteristics of the market

     -    Target market and service areas

          As the second largest local exchange carrier, hanarotelecom should resort to strategic and selective business operations in order to expand its subscriber base.

          The Company strategy is to focus on users demanding high-quality service. We have given priority to large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services.

          On April 1, 1999, we commenced our commercial services in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. Densely populated metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of the end of January 2005, our service became available in 83 cities across the country.

          As for the voice business, hanarotelecom plans to offer integrated services of local, long-distance and international calls that were launched on July 1, 2004 by taking advantage of nationwide implementation of FNP starting from August 1, 2004, and to expand the subscriber base by securing more customers of VoIP that is based on IP networks.

     -    Characteristics of customers and factors for change in demand

          The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

          The demand for the local telephony service is slightly influenced by the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

          Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

     -    Domestic consumption and export of services

          Characteristically, hanarotelecom's services are not for export and are entirely for domestic consumption.

   o Description of new business and its outlook

     -    Portable Internet (WiBro)

          o    Date of BOD resolution for the license application : November 26,
               2004

          o    Schedule and plans :

               [X] November 29, 2004 - submission of WiBro business plan
               [X] January 20, 2005 - selected as a WiBro licensee
               [X] 2006 - trial service launch
               [X] 2006 - commercial service launch

               * The launch schedules for trial and commercial service are subject to change.

          o    Investment

               [X] Onetime contribution : 117 billion won
               [X] The Company is drawing up a final business plan that could activate business and generate profits.

          o    Expected market size (based on government forecasts)

               [X] 10 million subscribers
               [X] Market size : 3.6~4.2 trillion won per year (When ARPU of
                  30,000~35,000won is assumed.)

   o Organizational Structure



                          [ORGANIZATIONAL FLOW CHART]

2.   INFORMATION ON THE AGENDA FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

     o    Approval of financial statements for 2004

          -    Business overview for 2004

               Please refer to B) Current Status of the Company of 1. Introduction in Part III.

          -    Balance sheets

                                 Balance Sheets

                             As of December 31, 2004
                             As of December 31, 2003

                                                                                  Korean Won
                                                           ---------------------------------------------------------
                                                                      2004                         2003
                                                           ---------------------------- ----------------------------
         Total assets                                                3,172,433,578,969            3,381,922,386,883
         Current assets                                                611,133,622,793              672,571,024,972
         Non-current assets                                          2,561,299,956,176            2,709,351,361,911
         Total liabilities                                           1,397,037,403,480            1,623,567,312,735
         Current liabilities                                           709,897,765,022              794,803,677,514
         Long-term liabilities                                         687,139,638,458              828,763,635,221
         Total shareholders' equity                                  1,775,396,175,489            1,758,355,074,148
         Capital stock                                               2,310,675,900,000            2,310,675,900,000
         Paid-in capital in excess of par value                        344,641,869,706              344,641,869,706
         Accumulated deficit                                        (-)864,080,353,564           (-)874,572,989,009
         Capital adjustments                                         (-)15,841,240,653            (-)22,389,706,549
                                                                  --------------------         --------------------
         Total liabilities and shareholders' equity                  3,172,433,578,969            3,381,922,386,883
                                                                  ====================         ====================

          -    Statements of operations

                            Statements of Operations

                       From January 1 to December 31, 2004
                       From January 1 to December 31, 2003

                                                                                  Korean Won
                                                           ---------------------------------------------------------
                                                                      2004                         2003
                                                           ---------------------------- ----------------------------
         Operating revenue                                           1,436,485,437,554            1,375,335,937,731
         Operating expenses                                          1,322,464,047,428            1,300,128,631,484
         Operating income                                              114,021,390,126               75,207,306,247
         Non-operating income                                           61,903,310,317               26,641,504,049
         Non-operating expenses                                        165,432,064,998              267,184,666,451
         Ordinary income (loss)                                         10,492,635,445           (-)165,335,856,155
         Income (loss) before income tax                                10,492,635,445           (-)165,335,856,155
         Income tax expense                                                          -                            -
         Net income (loss)                                              10,492,635,445           (-)165,335,856,155

          -    Statements of disposition of deficit

                      Statements of Disposition of Deficit

                       From January 1 to December 31, 2004
                       From January 1 to December 31, 2003

                                                                                  Korean Won
                                                           ---------------------------------------------------------
                                                                      2004                         2003
                                                           ---------------------------- ----------------------------
         Accumulated deficit before disposition                        864,080,353,564              874,572,989,009
         Disposition of deficit                                                      -                            -
         Undisposed deficit to be carried forward to
         subsequent year                                               864,080,353,564              874,572,989,009

          -    Information on dividend for the past two years : N/A

     o    Amendment of the Articles of Incorporation

                     Current                                    Draft of Amendment                      Remarks
-------------------------------------------------- --------------------------------------------- -----------------------
Article 29. Directors                              Article 29. Directors
[ ] The Company shall have eleven (11) directors.  [ ] The total number of directors of the       Change number of
The outside directors prescribed under Article     Company shall be within fifteen (15)           directors
191-16 of the Securities And Exchange Act          directors.  The outside directors
("Outside Directors"), shall not be less than      prescribed under Article 191-16 of the
half of the total number of directors.             Securities And Exchange Act ("Outside          Reflect revised
                                                   Directors"), shall be a majority of the        relevant Act
                                                   total number of directors.

[ ] ~ [ ] (Omitted)                                [ ] ~ [ ] (Same as current article)
[ ] In order to procure fairness in the management [ ] (Deleted))                                 Rearrange Article
of the Company and to protect the Investors, the                                                  (added to new
Company shall appoint as Outside Directors those                                                  article 29-2)
persons who do not fall under any of the
following disqualifications.  Further, in the
event a person falls under any of the following
after assuming the office of Outside Director,
such person shall be removed from office.
1. A person who does not have the qualifications
under the Securities and Exchange Act or any
other statutes
2. ~  3.  (deleted)

(Inserted)                                         Article 29-2. Qualification of Directors
                                                   [ ] An officer or employee of any company      Strengthen
                                                   competing with the Company by being engaged    qualification of
                                                   in a business that is the same or similar      directors
                                                   to any of those listed in Article 2 of AOI     (exclude competitor's
                                                   of the Company, or of any other company        officer)
                                                   belonging to the same business group as
                                                   such company pursuant to the Monopoly
                                                   Regulation and Fair Trade Act, shall not
                                                   become a director of the Company, and, in
                                                   the event that a director of the Company
                                                   becomes subject to any of the foregoing
                                                   disqualification requirements, the same
                                                   director shall lose his or her status as a
                                                   director of the Company immediately.
                                                   [ ] For the purposes of securing the fairness  Rearrange Article
                                                   in the management of the Company and/or        (integrate para 4,
                                                   protecting investors, the Company shall        article29)
                                                   appoint an Outside Director a person who
                                                   satisfies the qualifications of Outside
                                                   Directors as set forth in the Securities
                                                   and Exchange Act and its related
                                                   regulations.  Further, in the event that an
                                                   Outside Director becomes subject to any of
                                                   the disqualification requirements under the
                                                   same law or regulations, the person shall
                                                   lose his or her status as an Outside
                                                   Director immediately.

                                                            Addendum Mar. 25, 2005
                                                   Article 1 (Effective Date)
                                                   These Articles of Incorporation shall be
                                                   effective as of March 25, 2005.
                                                   Article 2 (Interim Provisions)
                                                   Paragraph 1 of Article 29-2 shall also be     Director's automatic
                                                   applicable to those directors that were       removal from office
                                                   appointed prior to the effective date of      pursuant to new
                                                   these Articles of Incorporation.              article

     o    Approval of the ceiling amount of remuneration for directors for year
          2005

          - Total amount or the ceiling on the number of directors and their compensation

                                                                      2004                         2003
        ------------------------------------------------- ----------------------------- ----------------------------
        Number of directors
        (Number of outside directors)                                           11 (6)                       11 (6)
        Total amount or the cap on compensation                          KRW 2 billion                KRW 2 billion


     o    Approval of granting the stock option rights

          -    Need for granting the stock option rights :

               To secure and motivate competitive human resources for the Company's future growth

          -    Names of persons who will be granted stock option rights

                                                                     Number of shares
                                                                      to be delivered
                                                              --------------------------------
                                                                                   Number of
            Grantee              Relations with the company     Type of shares      shares         Title
 ------------------------------- ---------------------------- ----------------- -------------- --------------
 PARK, CHONG HOON                  Non-registered Officer         Common Stock      150,000     Senior Vice
                                                                                                 President

 SHIN, KYU SHIK                    Non-registered Officer         Common Stock      150,000     Senior Vice
                                                                                                 President

 JUNG, HEE DON                     Non-registered Officer         Common Stock      150,000     Senior Vice
                                                                                                 President

 SHIM, JUNG HOON                   Non-registered Officer         Common Stock       50,000        Vice
                                                                                                 President

 SOHN, YI HANG                     Non-registered Officer         Common Stock       50,000        Vice
                                                                                                 President

 KIM, YEON HO                      Non-registered Officer         Common Stock       30,000        Vice
                                                                                                 President

 MYUNG, JAE WOOK                   Non-registered Officer         Common Stock       30,000        Vice
                                                                                                 President
                                                                                  ---------
             Total                                                                  610,000
                                                                                  =========


          - Method of granting, type and number of shares to be delivered upon exercise, exercise price and period and other conditions

                                                                  Description
                                    ------------------------------------------------------------------------
Granting date                       March 25, 2005

                                    Method of granting shall be resolved by the company among issue of new
Method                              of granting shares, transfer of treasury
                                    stock or compensation of difference at the
                                    time of exercising the rights.

Type and number of stocks to be     A total of 610,000 registered common shares
delivered

                                    -  Exercise price : The market price evaluated in accordance with Article 84-9 of the Securities and Exchange Act Enforcement Decree as of the resolution date
Exercise price & period                of the general meeting of shareholders. (Par value in case such market price is below par value.)

                                    -  Exercise period : From March 26, 2007 to March 25, 2012


                                    -  Grantees shall be vested with and entitled to exercise 25% of their respective stock options after serving for two years from the granting date, additional 35% after serving for three years from the granting date, and the remaining 40% after serving four years from the granting date.

                                    -  The procedures for the exercise of the stock options and the special treatment
Other conditions                       applicable to death, ordinary retirement, etc. shall be subject to the relevant Korean laws and regulations, and the company's internal regulations.

                                    -  The Representative Director shall be authorized to finalize and execute the stock option agreements in accordance with the above and the relevant Korean laws and regulations.


          - Summary of stock option rights granted, including stock option rights that were granted, exercised and cancelled for the past two years

               o    Status of outstanding stock option rights granted

               Number of
              outstanding       Limit of shares       Type of shares       Total number of       Number of shares
               shares in         that could be         that could be       shares available    remaining available
                total(A)           granted(B)             granted         for granting(A*B)        for granting
            ----------------- --------------------- -------------------- --------------------- ---------------------
              462,135,180      15% of outstanding      Common Stock           69,320,277            47,826,234
                                     shares

               o Status of stock option rights that were granted, exercised and cancelled for the past two years

                                                                                                        Number of
                                          Number                  Number of    Number of   Number of   outstanding
                  Year        Granting     of         Type of      shares       shares      shares       shares
                                date     grantees     shares      granted      exercised   cancelled     granted
            ----------------- ---------- ---------- ----------- ------------- ----------- ----------- -------------
                  2004         Dec. 16     1,451      Common      19,772,890       -           -        19,772,890
                                                      Stock

                  Total                    1,451                  19,772,890       -           -        19,772,890